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                          December 15, 2022

       Roderick Wong
       Chief Executive Officer
       Health Sciences Acquisitions Corp 2
       40 10th Avenue, Floor 7
       New York, NY 10014

                                                        Re: Health Sciences
Acquisitions Corp 2
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed December 13,
2022
                                                            File No. 333-266660

       Dear Roderick Wong:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

       Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

       Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information
       Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial
       Information, page 165

   1. Please revise pro forma adjustments C and E on the Unaudited Pro Forma Balance Sheet to make them
self-balancing.
 Roderick Wong
FirstName  LastNameRoderick   Wong
Health Sciences Acquisitions Corp 2
Comapany15,
December   NameHealth
              2022     Sciences Acquisitions Corp 2
December
Page 2    15, 2022 Page 2
FirstName LastName
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Janeane Ferrari, Esq.